SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 3, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

 (Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are Technical Report Author’s Consents in support of the Registrant's Form 20-F for the fiscal year ended August 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   April 3, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

VIA ELECTRONIC FILING (SEDAR and EDGAR)

March 29, 2007

Alberta Securities Commission

4th Floor, 300 – 5h Ave. SW

Calgary, Alberta T2P 3C4

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Ontario Securities Commission

Suite 1800, P.O. Box 55

20 Queens Street

Toronto, Ontario M5H 3S8

The Toronto Stock Exchange

The Exchange Tower

2 First Canadian Place

Toronto, Ontario M5X 1J2

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Dear Sirs/Mesdames:

Re: Tanzania Royalty Exploration Corporation (formerly: Tan Range Exploration Corporation)

I refer to the SEC Form 20-F Annual Report for the Fiscal Year Ended 31 August 2006.

I hereby consent to:

(i) the filing with the above-noted securities regulatory authorities of my report either in whole or in part entitled, “Project Technical Review on 52 Prospecting Licenses, Lake Victoria Goldfields Tanzania” dated March 21, 2002, prepared for Tan Range Exploration Corporation (“The Report”);

and

(ii) to the written disclosure of and the use of extracts from the Report in the SEC Form 20-F Annual Report for the Fiscal Year Ended 31 August 2006.

I have read the SEC Form 20-F submission and do not have any reason to believe that there are any misrepresentations in the information derived from the Report, or that the SEC Form 20-F contains any misrepresentation of the information contained in the Report.

Yours truly,

(signed under seal)

S.R. McMullan, P. Geo.

APEGS Registered Professional Geoscientist No. 10018

Michael Michaud
43 Eastlawn Street
Oshawa, Ontario
L1H 7J7

March 12, 2007

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Alberta Securities Commission
9th Floor, Capital Square
10065 Jasper Avenue
Edmonton, Alberta
T5J 3B1

Dear Sirs:

RE: Tan Range Exploration Corporation (now TANZANIAN ROYALTY EXPLORATION CORPORATION) (the "Issuer") and Technical Report dated May 2, 2001 on the Itetemia Project, Lake Victoria Greenstone Region, Tanzania (the "Report")

I am the author of the Report referred to in the Annual Information Form of the Issuer dated for reference November 28, 2006 (the "AIF").

I have read the AIF and confirm that the section in the AIF headed "Information on the Company - Itetemia Property" fairly and accurately summarizes the Report. I hereby consent to the use of the Report by the Issuer for the purposes of the AIF, as well as the summary of the Report contained in therein, in connection with the Issuer's filings on SEDAR with the applicable regulatory authorities.

Yours truly,

Michael Michaud, P.Geo.